Filed by Starry Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMark Horizon Acquisition Corp.

Commission File No.: 001-39585

Date: January 18, 2022

Boston Globe

After a notable year, SPACS may be going bust in Boston and beyond

By Aaron Pressman

January 18, 2022

In startup land, 2021 was the year of the SPAC.

The what?

A SPAC, short for special purpose acquisition company, was supposed to be a quick and efficient way for startups to raise money and go public. And it was used for some of the biggest local tech deals of the year: Ginkgo Bioworks in life sciences, Berkshire Grey in robotics, Markforged in 3D printing. In all, 10 area companies used SPACs to raise more than $5 billion and become publicly traded last year.

A modern twist on the blank check company, a SPAC is organized by sponsors who — at least in theory — have the expertise to find a promising startup to take public. First, the SPAC raises money from investors and lists its own shares on a stock exchange. Then the sponsors find a private startup and merge it with the SPAC, converting it into a public company without the lengthy hassles of a traditional IPO.

Sponsors have included famed AOL cofounder Steve Case, whose SPAC took Berkshire Grey public, and former MGM CEO Harry Sloan, whose SPACs took DraftKings and Ginkgo Bioworks public.

But now SPACs are under fire. Critics say too many immature businesses went public without the usual scrutiny that accompanies an IPO. They also point out that SPACs are structured so the sponsors can make a profit even when ordinary shareholders get crushed. And the Securities and Exchange Commission is investigating whether some companies going public via SPAC mergers made outlandish forecasts of future profits.

While SPAC money has fueled the tech economy, ordinary investors who bought shares in these companies have suffered huge losses. Of the 10 local deals last year, every one is trading below the $10 share price that investors paid to buy into the SPACs, as of Friday’s closing prices. The average loss: 48 percent.

Investors who bought in later, after the mergers closed, lost even more. For example, Ginkgo Bioworks completed its SPAC merger and started trading on Sept. 17 in one of the biggest public debuts in Boston history. Its stock price hit a high of $15.86 in November but has since plummeted to $5.79 at the end of trading on Friday, a 63 percent loss. On average, the 10 local stocks are down 66 percent from their highs.

“It’s been shown that SPACs are terrible for investors, yet people keep buying them,” Stanford Law School professor Michael Klausner said. He’s urging the SEC to impose stricter disclosure requirements on SPACs, making clear how sponsors can make money at the expense of ordinary investors.

The controversy has spooked some investors and could make it harder to complete future SPAC deals, jeopardizing the steady stream of funding that startups have relied on in recent years to fuel their growth.

Last week, Boston biotech Gelesis completed its SPAC deal and went public, but with new funding of less than one-third the amount planned when the deal was announced in July. And at least a half-dozen other local companies have SPAC deals pending that could end up raising less money than planned, or be called off altogether. That’s what happened to drug-discovery startup Valo Health’s deal, which was announced in June but canceled in November.

The six pending deals were expected to raise a total of over $3 billion, in hot fields like cryptocurrencies, climate monitoring, and battery technology. While venture capitalists and bankers expect the deals will be completed, there are signs that the dollars raised might be lower than expected, as investors are less willing to pony up given all the losses on last year’s transactions.

Although SPACs had been around for years, a few successful deals in 2019 and 2020 ignited an explosion nationally. Some 301 companies completed SPAC deals worth $623 billion in 2021, almost triple the 2020 totals, which were also record levels, according to financial services firm Dealogic.

To be sure, SPAC investors aren’t the only ones suffering in the current stock market. Many investors in companies that went public last year by traditional methods also lost money, amid fears that higher interest rates coming from the Federal Reserve could hurt all kinds of fast-growing, money-losing companies.

The Renaissance IPO Index, which is made up of about 100 recent initial public offerings, is down 28 percent since peaking in October. In another big local debut, restaurant tech company Toast IPO’d in September at $40 per share. It hit a high of $69.93 in November but closed on Friday at $25.20, down 37 percent from the IPO and 70 percent from the high.

Still, there is a longer game to be played with SPACs.

The boom and bust cycle is similar to what happened in the Internet bubble and other times when the market got over-excited about a new trend. “Just like with all innovations, it takes time for the market to learn what works and what doesn’t,” said Ivana Naumovska, a professor at INSEAD who studies financial markets.

The Boston companies that merged with SPACs have used some of the billions of dollars raised to expand and fuel the local tech economy. Markforged, the 3D-printing firm, used the $361 million it raised in a July merger to hire more than 100 people, bringing its headcount to over 350, and move to an expansive new headquarters in Waltham that has room for 500 people.

Ginkgo Bioworks is using the $1.6 billion it raised in September to advance its lead in synthetic biology, developing a catalog of molecular building blocks that customers can use to create new drugs, foods, and materials.

“I spent half a billion dollars on things already and we’re going to keep spending,” Ginkgo CEO Jason Kelly said at the J.P. Morgan Healthcare Conference last week. Building the technology platform may be expensive, but thanks to the SPAC merger, “that money is in the bank,” he said.

Indeed, it’s too soon to declare that the newly public companies have failed, said David Ethridge, the US IPO services leader at PwC who previously headed the New York Stock Exchange’s IPO efforts.

“It’s a longer-term thing that’s got to play out,” Ethridge said. “Not just one quarter, but maybe the next year. Let’s see how they do over a four- or five-quarter period.”

Which brings us to the future of the Boston tech scene.

Gelesis, the weight-loss device maker that went public last week, raised $105 million from its deal, less than one-third the $376 million it originally hoped for, as many SPAC investors exercised their right to bail out before the merger was completed. “The initial excitement about SPACs as a vehicle has shifted,” Gelesis chief executive Yishai Zohar conceded.

Among the remaining SPAC deals pending, crypto company Circle Internet Finance, battery maker SES, and biotech GreenLight Biosciences had each said that they planned to close by the end of 2021 but didn’t make it.

More recent deals by wireless Internet service Starry, weather and climate tracker Tomorrow.io, and warehouse robotics maker Symbotic are also still pending.

Starry chief executive Chet Kanojia remains upbeat that his SPAC deal will be completed successfully. “We feel pretty good,” he said. “We’ve been talking to a lot of investors and ... they understand that we’re in the earliest stage of growth.”

Given the poor stock performance so far, however, the SPAC market is starting to adjust and offer better terms to investors and more limits on the profits of sponsors, according to Jay Ritter, a professor at the University of Florida who has been tracking the IPO market for decades.

“The market has been evolving,” Ritter said. “SPACs are a viable option for [some] operating companies thinking of going public,” though most companies will still use a traditional IPO, he said.

Jeff Bussgang, general partner at Flybridge Capital Partners, would agree. “SPACs will continue to be a pretty useful vehicle,” he said, particularly for local companies that are based on cutting-edge science and technology and are looking to go public.

Among the existing SPACs still looking for a merger are some with Boston ties. For example, local venture capital firm General Catalyst raised a combined $1.3 billion for three SPACs that don’t have deals yet. The firm declined to comment.

Epiphany Technology Acquisition Corp. raised $402.5 million about a year ago with backers including Boston VC Peter Bell and local retired tech investment banker Paul Deninger, who is active on the boards of multiple startups.

The Epiphany SPAC is constantly researching possible merger candidates, Deninger said. “It’s taken longer than I expected,” he said. “I’m still very optimistic.”

About Starry, Inc.

At Starry, Inc. (“Starry”), we believe the future is built on connectivity and that connecting people and communities to high-speed, broadband internet should be simple and affordable. Using our innovative, wideband hybrid-fiber fixed wireless technology, Starry is deploying gigabit capable broadband to the home without bundles, data caps, or long-term contracts. Starry is a different kind of internet service provider. We’re building a platform for the future by putting our customers first, protecting their privacy, ensuring access to an open and neutral net, and making affordable connectivity and digital equity a priority. Headquartered in Boston and backed by world-class investors, Starry is currently available in Boston, New York City, Los Angeles, Washington, DC, Denver and Columbus and is expanding nationwide. To learn more about Starry or to join our team and help us build a better internet, visit: https://starry.com.

About FirstMark Horizon Acquisition Corp.

FirstMark Horizon Acquisition Corp. (“FirstMark”) is a special purpose acquisition company whose mission is to drive long-term value creation by actively supporting the next generation of iconic public companies. FirstMark is comprised of a team of seasoned investors and industry executives with an extensive track record of identifying transformative trends across innovative subsectors of technology. Notably, FirstMark’s management team is composed of the founders and executives of FirstMark Capital, a prominent technology venture capital firm founded in 2008 with $2.3 billion in total capital commitments, which has backed entrepreneurs that have created leading companies, many valued at over a billion dollars. For more information, please visit http://firstmarkhorizon.com.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Starry Holdings, Inc. (“Starry Holdings”), a newly formed subsidiary of Starry, has filed a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”) on November 5, 2021 (as amended on December 20, 2021 and January 14, 2022). The Form S-4 includes a proxy statement of FirstMark and a prospectus of Starry Holdings, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all FirstMark stockholders. Additionally, Starry Holdings and FirstMark have also filed and may continue to file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC by FirstMark or Starry Holdings may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Participants in Solicitation

FirstMark, Starry Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark’s stockholders in connection with the business combination is included in the Form S-4 relating to the proposed business combination filed with the SEC on November 5, 2021 (as amended on December 20, 2021 and January 14, 2022). You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Starry Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to the anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020, and its subsequent Quarterly Reports on Form 10-Q. In addition, there are risks and uncertainties described in the Form S-4 (File No. 333-260847) filed by Starry Holdings and other documents filed by FirstMark or Starry Holdings from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Starry Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this press release, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Starry Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock and convertible notes or due to failure to obtain approval of the stockholders of FirstMark; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of FirstMark, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (7) volatility in the price of FirstMark’s, Starry’s or Starry Holdings’ securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which

Starry operates; (14) the impact of the global COVID-19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q, and in the Form S-4 filed by Starry Holdings. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Starry Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Starry Holdings or FirstMark gives any assurance that Starry, Starry Holdings or FirstMark will achieve its expectations. None of Starry, Starry Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investors for Starry and Starry Holdings:

investors@starry.com

Investors for FirstMark:

Eric D. Cheung

eric@firstmarkcap.com

Media Contact:

Mimi Ryals, Starry

mryals@starry.com

press@starry.com